2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM	MORRISON FOERSTER LLP BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, NORTHERN VIRGINIA, PALO ALTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

November 15, 2016

BY EDGAR AND COURIER

Mr. Coy Garrison

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Farmland Partners Inc.

Registration Statement on Form S-4

Filed October 3, 2016

File No. 333-213925

Form 10-K for the Fiscal Year Ended December 31, 2015

Form 10-Q for Fiscal Quarter Ended June 30, 2016

File No. 001-36405

Dear Mr. Garrison:

This letter is submitted on behalf of our client,  Farmland Partners Inc. (the “Company” or “FPI”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 2, 2016 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4, which was filed with the Commission on October 3, 2016 (the “Initial Filing”), the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 (the “Form 10-Q”).  The Company is concurrently filing on EDGAR Amendment No. 1 to its Registration Statement on Form S-4 (the “Amended Filing”), which includes changes to the Initial Filing in response to the Staff’s comments.  We have enclosed with this letter a marked copy of the Amended Filing, which reflects all changes to the Initial Filing.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments to the Initial Filing, the Form 10-K and the Form 10-Q refer to the Initial Filing and page references in the responses below refer to the Amended Filing.  Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Filing, the Form 10-K or the Form 10-Q, as applicable.

General

1.             Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 10-K for the fiscal year ended December 31, 2015 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in your registration statement, please make corresponding revisions to all affected disclosure.

Response to Comment No. 1

We acknowledge the Staff’s comment that the registration statement will not be declared effective until all comments, including the comments that relate to the Form 10-K, have been resolved and all corresponding revisions have been made to the disclosure in the registration statement.

Unaudited Comparative Per Share Information, page 26

2.             Please describe to us how you calculated book value per common share as of June 30, 2016.

Response to Comment No. 2

For both FPI and American Farmland Company (“AFCO”), historical book value per share of common stock was determined by subtracting the non-controlling interest from total equity and dividing the resulting amount by the number of shares of common stock outstanding, in each case, as of June 30, 2016.

Pro forma combined book value per common share was determined by aggregating the total equity of FPI and AFCO, subtracting the aggregate non-controlling interests in FPI and AFCO, and then dividing the resulting amount by the sum of (i) the number of shares of FPI common stock outstanding as of June 30, 2016, (ii) the number of shares of AFCO common stock outstanding as of June 30, 2016, and (iii) the total number of shares of common stock of each of FPI and AFCO that are expected to vest pursuant to outstanding equity awards prior to the completion of the Mergers.

Pro forma equivalent book value per share was determined by multiplying (i) the pro forma combined book value per share of FPI common stock, by (ii) 0.7417, which is the exchange ratio under the merger agreement between AFCO and FPI.

We respectfully advise the Staff that the Amended Filing now includes historical book value per share of common stock, pro forma combined book value per share of common stock and pro forma equivalent book value per share of common stock, each as of September 30, 2016, in each case calculated using the methodologies described above.

Opinions of AFCO’s Financial Advisors, page 98

3.             Please revise page 104 to disclose the implied exchange ratio reference range derived from Citi’s net asset value analysis.

Response to Comment No. 3

The Company respectfully advises the Staff that Citi did not derive an implied exchange ratio reference range as part of its net asset value analysis of AFCO.

4.             We note your disclosure on page 106 that Citi may receive an additional fee currently estimated to be up to approximately $1 million in the discretion of AFCO and the AFCO Board. Please revise your disclosure to provide a more detailed explanation of the additional fee, including how the amount of the fee is determined by the AFCO Board, whether payment is contingent on any event, whether there is a cap on the fee, and what services are provided by Citi in exchange for the fee.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised its disclosure on page 95 of the Amended Filing.

5.             We note your disclosure on page 112 that in performing a net asset value analysis, Raymond James observed separate ranges of illustrative estimated implied net asset values for AFCO after taking into account potential costs resulting from (i) a sale of AFCO through a merger transaction and (ii) a sale of AFCO’s assets over time. Please revise to break-out the two ranges of illustrative estimated implied net asset values for AFCO observed based on the two different assumptions.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised its disclosure on page 102 of the Amended Filing.

Material U.S. Federal Income Tax Consequences, page 158

6.             Please clarify that you will file the tax opinions relating to REIT status prior to effectiveness, or advise us why you believe you are not required to do so.

Response to Comment No. 6

We respectfully advise the Staff that the Company has filed a tax opinion of Morrison & Foerster LLP relating to the REIT status of FPI as Exhibit 8.1 to the Amended Filing.

Core FFO attributable to the Company and Adjusted FFO Attributable to the Company (AFFO), page 270

7.             We note that core FFO attributable to the company excludes performance fees, acquisition-related expenses, due diligence costs incurred in non-consummated transactions and other expenses labeled “One-time expenses.” Please explain, in greater detail, the nature of these excluded expenses and describe the consideration you gave to Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment No. 7

We acknowledge the Staff’s comment and respectfully note that AFCO considered the guidance set forth in Question 100.01 of the updated Compliance and Disclosure Interpretations (the “C&DIs”) regarding Non-GAAP Financial Measures and that AFCO does not believe that the adjustments reflected in its presentation of core FFO attributable to the company (“AFCO Core FFO”) are misleading or are inappropriately adjusting for normal, recurring, cash operating expenses based on the nature of these expenses as described in greater detail below and are useful both to management in its evaluation of AFCO’s business and to investors.

In particular, the presentation of AFCO Core FFO is not intended to replace or diminish net income prepared in accordance with GAAP, but rather is intended to provide investors with a useful supplemental measure that more appropriately reflects AFCO’s ongoing operations and provides more consistent comparisons across periods. Furthermore, AFCO’s disclosure expressly states that AFCO Core FFO does not represent an alternative to net income as an indicator of AFCO’s performance and identifies certain limitations on the use of AFCO Core FFO as an analytical tool. AFCO Core FFO is a metric used by AFCO’s management to evaluate AFCO’s operating performance. In addition, based on discussions with members of the investing community and AFCO’s review of analyst reports, AFCO believes AFCO Core FFO is a relevant and useful supplemental performance measure.

Each of the items excluded in calculating AFCO Core FFO are discussed separately below:

Performance Fees.  Prior to October 2015, AFCO was an externally managed non-publicly traded real estate investment trust.  The external manager was entitled to performance fees as part of its compensation for managing AFCO’s business.  On October 23, 2015, AFCO’s initial public offering of shares of common stock closed, at which time AFCO’s management was internalized (the “Internalization Transaction”). In connection with the Internalization Transaction, the management agreement between AFCO and the external manager was terminated and AFCO’s obligation to pay base and performance management fees ceased. As a result, after October 23, 2015, the performance fees were no longer applicable to AFCO’s ongoing business or operations and were therefore excluded from the computation of AFCO Core FFO to facilitate period-over-period comparisons of AFCO’s operational performance.

Acquisition-Related Expenses.  Acquisition-related costs that are expensed through the statement of operations are excluded from AFCO Core FFO both (i) to correct the inconsistent accounting treatment of expenses incurred in connection with real estate acquisitions, and (ii) to address the significant variability in these expenses from one acquisition to the next.  For example, if real estate acquisitions are treated as asset acquisitions, those acquisition-related costs are capitalized to the cost of the asset, whereas real estate acquisitions treated as business combinations require that such costs be expensed.  From AFCO’s perspective, the nature and size of these costs, irrespective of whether a real estate acquisition is accounted for as an asset acquisition or a business combination, are not reflective of the operational performance of its existing property portfolio. Excluding those acquisition-related costs from AFCO Core FFO facilitates period-over-period comparisons of AFCO’s operational performance because, otherwise, some acquisition-related expenses would be excluded (i.e., those required to be capitalized) and others would not (i.e., those required to be expensed).

Due Diligence Costs Associated with Non-Consummated Transactions.  Similar to the acquisition-related costs referenced above, due diligence costs associated with non-consummated transactions are not reflective of the ongoing operations and performance of AFCO’s existing property portfolio.  These costs are relatively infrequent and episodic in as much as they only arise for AFCO in the event that a potential real estate acquisition that was subject to a purchase and sale agreement failed to close due to issues surrounding due diligence or unusual circumstances.  In contrast, AFCO accounts for costs associated with its evaluation of potential property acquisitions that did not reach the point of an executed purchase and sale agreement differently, with these costs being expensed and not excluded from AFCO Core FFO.

“One-Time” Expenses.  AFCO categorizes expenses as one-time expenses only when it concludes that such non-ordinary course expenses are not indicative of its ongoing operating performance, relate to items that are outside of the ordinary course of AFCO’s business and would not be expected to recur in the subsequent 12 months or beyond, and have not occurred in the prior two years.  The expenses that AFCO categorized as one-time expenses in 2016 are as follows: (i) the recruitment fee to hire a full time chief financial officer after going public together with the related costs of a “sign on” bonus to compensate such person for foregone value of equity held in his prior employer that was forfeited upon joining AFCO; (ii) the costs associated with conducting the strategic review that led to the agreement to merge with FPI, which include legal fees, fairness opinion fees paid to the investment bankers representing AFCO, costs of maintaining a data room for the bidders to review documentation, and additional fees charged by the auditors for communicating with bidders and issuing their consent for the Initial Filing; and (iii) as part of the Internalization Transaction, a sub-advisory agreement was amended to provide for the payment of fees based on an assumed amount of gross proceeds raised in AFCO’s initial public offering.  Because the initial public offering resulted in lower gross proceeds than anticipated in the amended sub-advisory agreement, a one-time fee was payable to the sub-advisor to compensate them for the lower sub-advisory fees to be payable as a result of the lower gross proceeds raised in the initial public offering.

For the reasons set forth above, AFCO has advised us that it does not believe that any of the above items are normal, recurring or cash operating expenses necessary to operate its business in the ordinary course, and, after carefully considering Question 100.01, AFCO believes that such adjustments are not misleading. Further, we respectfully note that this disclosure has been removed from the Amended Filing, but will be incorporated by reference into Amended Filing because information regarding AFCO may now be incorporated by reference pursuant to

Item 15 of Form S-4 by virtue of AFCO satisfying the eligibility requirements of Form S-3 as of November 1, 2016.

8.             We note that AFFO attributable to the company and NOI includes a $1.3 million adjustment, which relates to cash rents received for the portion of the crop season which commenced in advance of the lease date. Please provide to us additional details regarding this adjustment including the circumstances that lead to these cash rents in advance of the lease date, your expectation of future similar adjustments and the consideration you gave to Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment No. 8

We acknowledge the Staff’s comment and respectfully note that AFCO considered the guidance set forth in Question 100.04 of the C&DIs and believes that the adjustment reflected in AFCO’s AFFO attributable to the company (“AFCO AFFO”) and NOI is appropriate based on the reasons described in greater detail below.

The presentations of AFFO and NOI are not intended to replace or diminish net income prepared in accordance with GAAP, but rather are intended to provide investors with useful supplemental measures that more appropriately reflect AFCO’s ongoing operations and provide more consistent comparisons across periods.

Furthermore, AFCO believes that its presentations of AFCO AFFO and NOI, in each case together with the associated reconciliations to net income prepared in accordance with GAAP, clearly identify the applicable adjustments, expressly state that such measures are not substitutes for net income prepared in accordance with GAAP, and identify certain limitations on the use of those measures as analytical tools. Based on discussions with members of the investing community and AFCO’s review of analyst reports, AFCO believes its presentation of AFFO and NOI are relevant and useful supplemental performance measures. AFCO AFFO and NOI are metric used by AFCO’s management to evaluate AFCO’s period-over-period performance on a standalone basis and relative to other public REITs.

On January 27, 2016, AFCO acquired two citrus farms and two almond ranches collectively known as the “Sun Dial Properties,” all of which were leased to affiliates of the seller at closing.

Unlike leases for many other asset types which typically cover the period from January 1 through December 31 of a particular year, farmer tenant leases in the citrus industry typically are negotiated based on the crop year (which, for California citrus, typically runs from July 1 of the then-current calendar year to June 30 of the following calendar year).  Because the acquisition of the Sun Dial Properties was scheduled to close in January 2016 (i.e., in the middle of the July 2015 / June 2016 citrus crop year), AFCO negotiated a multi-year lease that provided for base rent corresponding to the citrus crop year (rather than the calendar year) and participating rent based on a pre-defined percentage of the gross revenues of the farm above a pre-determined threshold.  In accordance with the terms of the lease, the portion of the base rent relating to the period of the 2015/2016 crop year prior to the closing date (i.e., between July 2015 and January 27, 2016) was payable in full at closing, whereas the participating rent is only payable when the season’s crop is sold and the final average price is determined.  Base rent is recorded ratably, irrespective of when paid, whereas participating rent is recorded only when AFCO can determine the amount to which it is entitled.  For example, the 2015/2016 crop year for the citrus farms ended on June 30, 2016, but the participating rent related to the 2015/2016 crop year was recorded in the third quarter of 2016, when AFCO was able to determine the amount to which it was entitled.  The base rent received in the first quarter of 2016, together with the expected base rents for the crop years beginning July 1, 2016 through the end of the lease on June 30, 2020, will be straight-lined to income from the period commencing on January 27, 2016 and ending on June 30, 2020 for purposes of AFCO’s statement of operations.

In the case of the almond industry, farmer tenant leases are also negotiated based on the crop year (which typically runs from December 1 of the then-current calendar year to November 30 of the following calendar year).  As with the citrus properties, since the acquisition was scheduled to close in January 2016, after the start of the December 2015 / November 2016 almond crop year, AFCO negotiated a multi-year lease that provided for base rent corresponding to the almond crop year (rather than the calendar year) and participating rent based on a pre-defined percentage of the gross revenues of the farm above a pre-determined threshold.  In accordance with the terms of the lease, the base rent relating to the period of the 2015/2016 crop year prior to the closing date (i.e., between December 2015 and January 27, 2016) was payable in full at closing, whereas the participating rent is only payable when the season’s crop is sold and the final average price is determined.   Base rent is recorded ratably, irrespective of when paid, whereas participating rent is recorded only when AFCO can determine with the amount to which it is entitled.  The base rent received in the first quarter of 2016 together with the expected base rents for the crop years beginning on December 1, 2016 through the end of the lease on November 30, 2019 will be straight-lined to income from the period commencing on January 27, 2016 and ending November 30, 2019.

Management of AFCO believes the $1.3 million adjustment is appropriate in the presentation of both AFCO AFFO and NOI because it is reflective of the actual cash rent received during the six months ended June 30, 2106 as opposed to the revenue recognized under GAAP. For the six months ended June 30, 2016, AFCO recognized $0.6 million in rental revenue for the Sun Dial Properties calculated on a straight-line basis in accordance with GAAP, whereas AFCO actually received $1.9 million in rental revenue with respect to the Sun Dial Properties. AFCO believes this adjustment provides helpful supplemental information to investors because it allows them to view AFCO’s revenue model based on the crop-year, which is the standard method for viewing performance in the agricultural leasing industry and the way that AFCO’s management measures the performance of its properties.

In each of the subsequent crop years actual cash received from base rent in accordance with the leases will likewise be adjusted so that AFCO AFFO and NOI reflective of actual rent received by AFCO. Further, we respectfully note that this disclosure has been removed from the Amended Filing, but will be incorporated by reference into Amended Filing because information regarding AFCO may now be incorporated by reference pursuant to Item 15 of Form S-4 by virtue of AFCO satisfying the eligibility requirements of Form S-3 as of November 1, 2016.

Net Asset Value (NAV) per share, page 275

9.                                      Please tell us the consideration you gave to Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 with respect to your presentation of Net Asset Value.

Response to Comment No. 9

We acknowledge the Staff’s comment and respectfully note that AFCO has advised us that it considered the guidance set forth in Question 100.04 of the C&DIs relating to the use of individually-tailored revenue recognition and measurement methods in connection with the presentation of non-GAAP performance measures and does not believe that the issues raised in Question 100.04 are applicable to AFCO’s net asset value calculation, which was calculated at a point in time using the assumptions described in AFCO’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016.  AFCO presents Net Asset Value (“NAV”) as a “point-in-time” measure of fair value, i.e., as a balance sheet item that is reconciled to the stockholders’ equity of AFCO and not as a measure of revenue performance over a period of time.  As disclosed, in determining NAV, AFCO gives no effect to straight-lining rental income. Although recognizing rental income in periods prior to being earned due to the receipt of payments results in a reduction in NAV, straight-line rent adjustments are not obligations or assets of AFCO, but rather arise from allocating cash received to future periods for GAAP purposes so that the aggregate annual amount is ratable over the term of the applicable lease.

AFCO has included NAV as a non-GAAP supplemental measure because it believes that NAV is beneficial to investors in measuring whether AFCO’s investments in real estate have appreciated in value, in aggregate, since their respective dates of acquisition.  Giving no effect to the straight-lining of rental income allows investors to evaluate the fair value of AFCO’s assets at a point in time.

Further, we respectfully note that this disclosure has been removed from the Amended Filing, but will be incorporated by reference into Amended Filing because information regarding AFCO may now be incorporated by reference pursuant to Item 15 of Form S-4 by virtue of AFCO satisfying the eligibility requirements of Form S-3 as of November 1, 2016.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, F-8

10.                               Please disclose in the notes your basis for the estimated depreciation expense for each period presented, including the specific asset categories and corresponding useful lives.

Response to Comment No. 10

In response to the Staff’s comment, the Company has revised its disclosure on page F-11 and F-12 of the Amended Filing.

Form 10-K for Fiscal Year Ended December 31, 2015

Non-GAA P Financial Measures, page 69

11.                               We note that AFFO and Adjusted EBITDA exclude real estate acquisition related audit fees and real estate related acquisition and due diligence costs. Please explain, in greater detail, the nature of these excluded expenses and describe the consideration you gave to Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Also address the similar adjustments reflected in AFFO and Adjusted EBITDA in your Form 10-Q for the quarterly period ended June 30, 2016, particularly the $2.3 million adjustment related to interest and loan fees associated with your Forsythe acquisition.

Response to Comment No. 11

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company considered the guidance set forth in the response to Question 100.01 of the Division of Corporation Finance’s updated C&DIs.  In particular, the Company acknowledges that the exclusion of certain normal, recurring items could result in the presentation of a non-GAAP financial measure that is misleading. In the context of its presentation of AFFO and Adjusted EBITDA, however, the Company does not believe that its adjustments are misleading to investors or otherwise inappropriately adjust for normal, recurring cash operating expenses.

In particular, the presentations of AFFO and Adjusted EBITDA are not intended to replace or diminish net income prepared in accordance with GAAP, but rather are intended to provide investors with useful supplemental measures that more appropriately reflect the Company’s ongoing operations and provide more consistent comparisons across periods.

The Company believes that its presentations of AFFO and Adjusted EBITDA, in each case together with the associated reconciliations to net income prepared in accordance with GAAP, clearly identify the applicable adjustments, expressly state that such measures are not substitutes for net income prepared in accordance with GAAP, and identify certain limitations on the use of those measures as analytical tools. The Company also notes that, based on discussions with members of the investing community and the Company’s review of analyst reports, the Company believes its presentation of AFFO and Adjusted EBITDA are relevant and useful as supplemental performance measures.  The Company also advises the Staff that both AFFO and Adjusted EBITDA are metrics used by management of the Company to evaluate the Company’s period-over-period performance on a standalone basis and relative to other public REITs.

The $2.3 million related to interest amortization and loan fees associated with the Forsythe acquisition was incurred in connection with a short-term bridge financing arrangement that was used solely to fund the cash portion of the purchase price in the Forsythe acquisition. LIBOR based cash interest that the Company paid in connection with the short-term bridge loan is not included in the $2.3 million related to interest amortization and loan fees. The $2.3 million related to interest amortization and loan fees were one-time financing expenses that were both incurred and amortized during the three months ended March 31, 2016. Notwithstanding that the $2.3 million must be characterized as interest expense under GAAP, the Company believes it is appropriate to characterize $2.3 million in interest amortization and loan fees as acquisition and due diligence costs for purposes of calculating AFFO and Adjusted EBITDA, because the costs associated with the short-term financing arrangement are non-recurring, are directly related to the completion of an acquisition and do not correlate with the Company’s ongoing operations. Because of the one-time nature of the interest amortization and loan fees, the Company believes that the exclusion of the $2.3 million from AFFO and Adjusted EBITDA for the six months ended June 30, 2016 results in a more meaningful period-over-period measurement of the Company’s performance.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Note 5 — Real Estate, page 19

12.                               We note that your acquisition of Forsythe Farms was recorded as an asset acquisition. We further your disclosure on page 8 that acquisitions of properties with in-place leases are accounted for as a business combination. Please tell us how recording the Forsythe Farms acquisition as an asset acquisition complies with your policy given that the historical financial statements of Forsythe Family Farms, included in the Form 8- K filed on May 18, 2016, reflect rental income.

Response to Comment No. 12

On March 3, 2016, the Company completed the acquisition of approximately 22,100 acres of farmland in Illinois (the “Forsythe Farms”). Prior to the Company’s acquisition of the Forsythe Farms, the Forsythe Farms were leased to third-parties pursuant to which the previous owner of the Forsythe Farms generated rental income from tenants. However, as of December 31, 2015, which was prior to the Company’s acquisition of the Forsythe Farms, all of the Forsythe Farms’ leases had either expired or had been terminated. Therefore, at the time of closing of the Company’s acquisition of the Forsythe Farms, there were no leases in place and therefore no certain rental income stream, so the Company found it appropriate to account for the acquisition of the Forsythe Farms as an asset acquisition.

Non-GAAP Financial Measures, page 49

13.                               We note your disclosure in footnote (1) on pages 51 and 53 that you no longer include crop-year adjusted revenue adjustments in your calculation of AFFO and Adjusted EBITDA, respectively, subsequent to March 31, 2016. Please tell us how you concluded that it was appropriate to include this adjustment for periods prior to April 1, 2016 in this Form 10-Q.

Response to Comment No. 13

In response to the Staff’s comment, the Company advises the Staff that it previously included the crop-year revenue adjustment in its calculation of AFFO and Adjusted EBITDA because management believed that that inclusion of that adjustment resulted in a financial measure that was more reflective of the Company’s ongoing operating performance.  As disclosed in the Company’s Form 10-K for the year ended December 31, 2015 and other filings made by the Company with the Commission, the crop-year revenue adjustment was intended to more accurately reflect the economic impact of the Company’s leases during a particular crop year.

The Company’s management team views performance in light of the revenue structure of its leases, which the Company believes are typical in the farming industry. For the majority of its existing leases, the Company receives at least 50% of the annual lease payment during the first quarter of the year, before crops are planted, with the remaining rent due during the second half of the year. For newly acquired properties, the first lease payment is typically made at the time of the acquisition with the remainder due later in the year. If a property is acquired late in a given year, the first rental payment is typically not due until the first quarter of the following year before crops are planted. Because of the timing of the rent payments under the Company’s leases, there is often a significant period of time between when rental revenue is received and when rental revenue is actually recognized on a straight-line basis in accordance with GAAP.  The crop-year revenue adjustment allowed the Company to show annual rental revenue spread equally over quarterly periods (without regard to the date of acquisition within a quarter) rather than on a straight-line basis. The Company believes this adjustment provided helpful supplemental information to investors because it allowed them to view the Company’s revenue model based on the crop year, which is the standard method for viewing performance in the agricultural leasing industry and the way that management measures the Company’s performance. The Company believed its presentation was clearly identified in the reconciliation and was described clearly to avoid misleading investors. Furthermore, the Company believes it was in compliance with the response to Question 100.02 of the C&DIs because it made clear in its disclosure that the periods prior to March 31, 2016 are not directly comparable because the crop-year revenue adjustment was included in those periods.

Notwithstanding the foregoing, in light of the Staff’s updated guidance set forth in response to Question 100.04 of the C&DIs, the Company concluded that the crop-year revenue adjustment in its calculation of AFFO and Adjusted EBITDA was not permissible and, accordingly, determined to discontinue the adjustment in filings made in periods subsequent to March 31, 2016.

* * * *

The Company respectfully believes that the proposed modifications to the Initial Filing made in the Amended Filing, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-8785.

Sincerely,

/s/ Justin R. Salon
Justin R. Salon

cc:	Paul A. Pittman
Farmland Partners Inc.
Luca Fabbri Farmland Partners Inc. John T. Haggerty
Goodwin Procter LLP
Lauren C. Bellerjeau
Morrison & Foerster LLP

Enclosure (1)